Jane's Posts



Jane Lo • You
co-founder, p!ng
1w •

...

As a former analyst, I like to look at the data—even when it's not actionable, just interesting.

I wondered: What percentage of our Wefunder angel investors are women?

Industry estimates range from 13% to 33%, depending on the study.

For p!ng, 28% of our Wefunder investors are women—at the higher end of that spectrum.

Angel investing is said to democratize access to wealth creation. It's encouraging to see more women participating in that upside—and the data shows this share is growing over time.

It matters because women are more likely to invest in female founders, overlooked sectors, and start-ups that don't fit the traditional VC mold.

My hope is that this momentum continues—and translates into more capital flowing to women-led startups, especially all-female founding teams.

Jane Lo · You
co-founder, p!ng
3w ·

Thanks to the almost 40 investors who've backed p!ng so far!

Rob Whitten · 1st
p!ng cofounder
3w · Edited ·

Half our early bird investment discount is spoken for!

We're off to great start and it's so cool to see all the familiar ...more





Jane Lo · You
co-founder, p!ng
2mo ·

🎉 WE'RE LIVE! 🎉
Hey friends, big news from the little robot coffee pod with big energy ☕ ⚡
You've been following along as we've built p!ng from napkin sketches to a fully automated drive-thru pod, now you can be part of it.

Our community round is now open to insiders: the day-one fans, the folks who've been cheering us on, the people who've watched this crazy idea turn into a real robot making real drinks in the real world.

We're gearing up to scale p!ng so we can get more of these small-but-mighty pods out into the wild, and we'd love to have you along for the ride.

Want a piece of the future of drive-thru?
👉 https://wefunder.com/ping


P!NG

Invest in p!ng: The Fastest Coffee Drive-Thru in the Galaxy
wefunder.com

Rob's Posts



Rob Whitten · 1st
p!ng cofounder
1h ·

Every time we open the p!ng pod for testing, cars start pulling in one right after the other.

And people don't just try it, they come back. No ads, just curiosity + caffeine.

We're still in controlled testing while we tune reliability and throughput, but the demand signals are clear. They're pushing us to move faster 🏃
And don't worry that line goes away when we let them start preordering!

If you've been following along, this is where the rubber hits the road with operating with real customers in the real world.

We still have room for reservations in our community round before it officially launches.


P!NG
PICK-UP
HERE!



Rob Whitten in • 1st
p!ng cofounder
6d •

I asked AI to caricature my life.

It drew robots.
Solar panels. Lots of green.
A drive-thru pod.
Insane amounts of product market fit (PMF).

Pretty accurate.

It drew p!ng 🚀
Invest!

https://wefunder.com/ping


((p!ng))
PMF
PMF
PMF



Rob Whitten • 1st
p!ng cofounder
2w •

I get these photos texted to me A LOT. Dunkin' and Starbucks might be our biggest advocates.

After learning about p!ng, people send us photos like this and stories from long lines, wrong orders, and overpriced, frustrating drive-thru experiences. The pain somehow feels more intense now that a remedy is in sight.

They can't wait to switch to p!ng. They send great potential locations for next pods (you'll probably do this now too). So far over 60 people have signed up to become licensees or investors.

If you've felt that pain in your bones and want to be part of the solution, we're about to open our seed round.

wefunder.com/ping 🍩 🚘 💚



Rob Whitten · 1st
p!ng cofounder
3w • Edited •

Half our early bird investment discount is spoken for!

We're off to great start and it's so cool to see all the familiar names. 🙌 Jane
 and I want to make sure all our friends and family get their chance to be part of p!ng before we open it up to a wider audience.

Reserve your spot today: https://wefunder.com/ping





Rob Whitten • 1st
p!ng cofounder
2mo • Edited •

🎉 WE'RE LIVE! 🎉

Hey friends, big news from the little robot coffee pod with big energy 🤖 ⚡

You've been following along as we've built p!ng from napkin sketches to a fully automated drive-thru pod, now you can be part of it.

Our community round is now open to insiders: the day-one fans, the folks who've been cheering us on, the people who've watched this crazy idea turn into a real robot making real drinks in the real world.

We're gearing up to scale p!ng so we can get more of these small-but-mighty pods out into the wild and we'd love to have you along for the ride.

Want a piece of the future of drive-thru?
👉 wefunder.com/ping

We're testing the waters to gauge interest in a potential Regulation Crowdfunding offering. No money is being solicited or accepted at this time.


P!NG

Invest in p!ng: The Fastest Coffee Drive-Thru in the Galaxy
wefunder.com

Rob Whitten

1h ·

Now you can invest in pIng coffee! We're currently testing our first automated pod with customers and they are excited! Come join us: https://wefunder.com/ping



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